November 30, 2018

Bernardo Afonso Salom o de Alvarenga
Chief Executive Officer
ENERGY CO OF MINAS GERAIS
Avenida Barbacena, 1200
30190-131 Belo Horizonte
Minas Gerais, Brazil

       Re: ENERGY CO OF MINAS GERAIS
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed May 9, 2018
           Form 6-K filed July 19, 2018
           File No. 001-15224

Dear Mr. Salom o de Alvarenga:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Consolidated Statement of Comprehensive Income, page F-13

1. Please tell us your consideration of disclosing the amount of income tax relating to each item of other comprehensive income. Please refer to paragraph 90 of IAS
1.
8. Customers, Traders and Power Transport Concession Holders, page F-49

2. Please explain to us why you do not estimate credit losses for trade receivable balances not yet due and trade receivable balances up to 90 days past due. Bernardo Afonso Salom o de Alvarenga
ENERGY CO OF MINAS GERAIS
November 30, 2018
Page 2
21. Loans, Financing and Debentures
Debentures, page F-91

3. We note your disclosure regarding bank debt refinancing discussed under CEMIG's Bank
       Debt Refinancing on page 51 and in Mangaement's Discussionj and Results of Operations
       on page 126. Please tell us how you accounted for the bank debt refinancing transactions and the basis for your accounting and what consideration you have to disclosing your accounting treatment, including the recognition of any gain or loss.
25. Equity and Remuneration to Shareholders, page F-110

4. Please tell us your consideration of disclosing the pertinent rights, preferences and restrictions attached to common shares and preferred shares. Please refer to paragraph
       79(a)(v) of IAS 1.
Form 6-K filed July 19, 2018

First Quarter 2018 Results, page 110

5. Please tell us how your disclosures enable users to understand the nature, timing and uncertainty of revenue and cash flows arising from contracts with customers. Please refer to the disclosure requirements in IFRS 15.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or Bill
Thompson at (202) 551-3344 with any questions.



                                                            Sincerely,
FirstName LastNameBernardo Afonso Salom o de Alvarenga
                                                            Division of
Corporation Finance
Comapany NameENERGY CO OF MINAS GERAIS
                                                            Office of Consumer
Products
November 30, 2018 Page 2
cc:       Mr. Mauricio Fernandes Leonardo Junior, Chief Financial Officer
FirstName LastName